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Attention:	Barbara Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Sprout Social, Inc.
Amendment #2 to Draft Registration Statement on Form S-1
Confidentially Submitted September 3, 2019
CIK No. 0001517375
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 17, 2019 relating to the Company’s draft Amendment No. 2 to the registration statement on Form S-1 submitted on September 3, 2019 (the “Registration Statement”).
The Company has confidentially submitted today Amendment No. 3 to the Registration Statement (“Amendment No. 3”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from the draft version submitted on September 3, 2019.

October 2, 2019

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.
Amendment No. 2 to Draft Registration Statement on Form S-1 submitted September 3, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 69

1.
You made revisions in response to prior comment 2. Please also revise your results of operations discussion comparing the six months ended June 30, 2018 with the six months ended June 30, 2019 to quantify the revenue increase attributable to new customers and expansion within existing customers.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s management has not historically tracked increases in subscription revenue attributable to new customers and expansion within existing customers for interim periods nor does the Company use such data to manage the business or intend to do so in the future. Because new customer acquisition occurs throughout the year, and because both new and existing customers frequently adopt new products and increase their spend throughout the year, the Company believes that reporting this information for interim periods would not be predictive of subscription revenue increases attributable to these customer groups in future interim periods or for a full fiscal year and may lead investors to make inaccurate extrapolations.

2.
Additionally, we note that your revisions made on page 74 appear to indicate that out of your $33.7 million increase in subscription revenue from 2017 to 2018, new customers accounted for $20.5 million of the increase, expansion within existing customers accounted for $2.7 million of the increase and an acquisition accounted for the remaining $10.5 million increase. While you do not disclose your number of new customers in 2018, it appears from the change in your number of total customers from 2017 to 2018 that your 2018 subscription revenue per customer may vary significantly between new and existing customers. Please tell us your 2018 subscription revenue per customer for new and existing customers. If these amounts are materially different for new versus existing customers, revise to explain the reasons for any material differences and discuss whether management anticipates this trend to continue into future periods.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the timing of new customer acquisition and the timing of new product adoption and/or user expansion by existing customers drives the increase in subscription revenue attributed to each customer group in a given period. Customers acquired or expansion within new and existing customers earlier in a given period disproportionately impact subscription revenue growth in that period when compared to acquisitions or expansion that occurs later in that period. Additionally, the timing of new customer acquisitions and new product adoption and/or user expansion by new and existing customers is unpredictable, which may lead to differences in the subscription revenue growth attributed to each customer group that is not indicative of a trend that would be reflected in future periods. Because of this unpredictability and the disproportionate impact of customer

October 2, 2019

acquisitions and customer expansion occurring earlier in a given period, the Company does not believe that disclosing total subscription revenue per new customer and per existing customer would provide meaningful information that would be useful to investors in addition to the Company’s existing disclosures.
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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher Lueking

Christopher Lueking, Esq.

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.